UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Glatfelter Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

377320106

(CUSIP Number)

Carlson Capital, L.P.

Attn: Ewelina Z. Post

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 377320106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Carlson Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,415,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,415,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 12.1%*
14	TYPE OF REPORTING PERSON PN, IA

*	Beneficial ownership includes stock options which are exercisable for 50,000 shares of the Issuer’s Common Stock, $0.01 par value per share (the “Common Shares”).

CUSIP No. 377320106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Double Black Diamond Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,690,444*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,690,444*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,444*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 8.2%*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership includes stock options owned by Double Black Diamond Offshore Ltd. that are exercisable for 50,000 shares of Common Shares.

CUSIP No. 377320106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Black Diamond Arbitrage Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,380,136
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,380,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 3.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 377320106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Delaware Domiciled Single Investor Limited Partnership – 101
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 344,420
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 344,420

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,420
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 0.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 377320106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Asgard Investment Corp. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,415,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,415,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 12.1%*
14	TYPE OF REPORTING PERSON CO

*	Beneficial ownership includes stock options indirectly owned by the reporting person, that are exercisable for 50,000 shares of the Issuer’s Common Shares.

CUSIP No. 377320106	SCHEDULE 13D

1	NAMES OF REPORTING PERSON Clint D. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,415,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,415,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,415,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 12.1%*
14	TYPE OF REPORTING PERSON IN

*	Beneficial ownership includes stock options which are exercisable for 50,000 shares of the Issuer’s Common Shares.

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Shares”), of Glatfelter Corporation, a Pennsylvania corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4350 Congress Street, Suite 600, Charlotte, North Carolina 28209.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“DOF”); (ii) Black Diamond Arbitrage Offshore Ltd., a Cayman Islands exempted company (“DAO”); (iii) Delaware Domiciled Single Investor Limited Partnership – 101, a Delaware limited partnership (“SILP” and, together with DOF and DAO, the “Funds”); (iv) Carlson Capital, L.P., a Delaware limited partnership and investment manager to the Funds (“Carlson Capital”); (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); and (vi) Mr. Clint D. Carlson, an individual (“Mr. Carlson” and, together with the Funds, Carlson Capital and Asgard II, the “Reporting Persons”). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of DOF, DAO, SILP, and Asgard II are set forth in Appendix A attached hereto.

(b) The principal business address of each of the Reporting Persons is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201.

(c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is to serve as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal occupation of Mr. Carlson is serving as President of Asgard II and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Carlson is a citizen of the United States. The places of organization of each of the other Reporting Persons are listed in paragraph (a) of this Item 2.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $46,559,459.81 (including brokerage commissions) in the aggregate to purchase the Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of the Funds and margin borrowings described in the following sentence. Such Common Shares are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

(a)-(j) The Reporting Persons acquired the Issuer’s Common Shares for investment purposes and believe that the Issuer’s Common Shares trade at a substantial discount to the Issuer’s intrinsic value and represent an attractive investment opportunity.

The Reporting Persons and their representatives intend, from time to time, to engage in discussions and correspondence with management and the Issuer’s Board of Directors regarding, among other things, the Issuer’s business and operations, management and strategic alternatives and direction, including how to enhance stockholder value. In addition, the Reporting Persons may (i) have discussions regarding the Issuer with other stockholders, persons that may be interested in transactions with the Company, and other interested market and industry participants; (ii) propose or consider any one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D; or (iii) change their intention with respect to any and all matters referred to in this Item 4.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 5,415,000 Common Shares, which includes 500 stock options which are exercisable for 50,000 shares of the Issuer’s Common Shares. Based upon a total of 44,796,505 Common Shares outstanding as of July 29, 2022, as reported in the Issuer’s Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2022, the Reporting Persons’ shares represent approximately 12.1% of the outstanding Common Shares.

Carlson Capital, Asgard II and Mr. Carlson may be deemed to beneficially own and have the power to vote and direct the disposition of (i) the 3,690,444. Common Shares reported herein as owned by DOF, (ii) the 1,380,136 Common Shares reported herein as owned by DAO and (iii) the 344,420 Common Shares reported herein as owned by SILP.

DOF may be deemed to beneficially own and has the power to vote and dispose the 3,690,444 Common Shares reported herein as owned by it, which shares represent approximately 8.2% of the outstanding Common Shares.

DAO may be deemed to beneficially own and has the power to vote and dispose the 1,380,136 Common Shares reported herein as owned by it, which shares represent approximately 3.1% of the outstanding Common Shares.

SILP may be deemed to beneficially own and has the power to vote and dispose the 344,420 Common Shares reported herein as owned by it, which shares represent approximately 0.8% of the outstanding Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the last 60 days, other than as set forth herein on Appendix B.

(d) Except as set forth herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e) Not applicable.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Shares reported herein.

Item 6.	CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On September 12, 2022 and September 13, 2022, respectively, Double Black Diamond Offshore Ltd., purchased $3,500,000 and $1,500,000 aggregate principal amount of the Issuer’s 4.750% senior notes due 2029.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to the Common Shares.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement, dated October 17, 2022 by and among Double Black Diamond Offshore Ltd., Black Diamond Arbitrage Offshore Ltd., Delaware Domiciled Single Investor Limited Partnership – 101, Carlson Capital, L.P., Asgard Investment Corp. II, and Clint D. Carlson.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 17, 2022

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

BLACK DIAMOND ARBITRAGE OFFSHORE LTD.
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

DELAWARE DOMICILED SINGLE INVESTOR LIMITED PARTNERSHIP - 101
By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CARLSON CAPITAL, L.P.
By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

CLINT D. CARLSON

/s/ Clint D. Carlson

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard II. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX 75201. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard II owns any Common Shares.

Asgard II

Name	Position	Principal Occupation	Citizenship

Clint Carlson	Director/President	Investment Manager	United States

Nancy Carlson	Secretary/Treasurer	Executive	United States

Appendix B

Set forth below is a list of transactions in shares of the Issuer’s Common Shares which, to the best of the knowledge of the Reporting Persons, have been effected in the past 60 days in the ordinary course of business. The Reporting persons engaged in the following open market transactions, which are summarized below, to report (i) the total amount of shares that were the subject of transactions effected on each day and (ii) the average price per share on each day at which the transactions were effected:

Trade Date	Entity	Purchase or Sale	Quantity	Average Price (in $)
8/15/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	1,201	5.510
8/15/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	4,805	5.510
8/15/2022	Double Black Diamond Offshore Ltd.	Purchase	3,994	5.510
8/16/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	1,196	5.790
8/16/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	4,804	5.790
8/16/2022	Double Black Diamond Offshore Ltd.	Purchase	49,000	5.773
8/19/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	1,201	5.341
8/19/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	4,805	5.341
8/19/2022	Double Black Diamond Offshore Ltd.	Purchase	3,994	5.341
8/24/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	1,197	4.927
8/24/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	4,805	4.927
8/24/2022	Double Black Diamond Offshore Ltd.	Purchase	13,998	4.973
8/25/2022	Double Black Diamond Offshore Ltd.	Purchase	5,000	5.051
8/29/2022	Double Black Diamond Offshore Ltd.	Purchase	5,000	4.572
8/30/2022	Double Black Diamond Offshore Ltd.	Purchase	29,536	4.921
8/31/2022	Double Black Diamond Offshore Ltd.	Purchase	464	4.957
9/1/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	482	4.674
9/1/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	1,922	4.674

9/1/2022	Double Black Diamond Offshore Ltd.	Purchase	7,896	4.728
9/6/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	24,102	4.135
9/6/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	96,571	4.135
9/6/2022	Double Black Diamond Offshore Ltd.	Purchase	103,700	4.030
9/6/2022	Double Black Diamond Offshore Ltd.	Purchase	190,327	4.104
9/7/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	2,396	4.011
9/7/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	9,608	4.011
9/7/2022	Double Black Diamond Offshore Ltd.	Purchase	57,996	4.153
9/13/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	5,974	4.256
9/13/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	23,959	4.256
9/13/2022	Double Black Diamond Offshore Ltd.	Purchase	29,936	4.218
9/14/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	2,847	4.063
9/14/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	11,278	4.063
9/14/2022	Double Black Diamond Offshore Ltd.	Purchase	6,006	4.063
9/16/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	14,142	4.200
9/16/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	56,025	4.200
9/16/2022	Double Black Diamond Offshore Ltd.	Purchase	20,000	4.093
9/16/2022	Double Black Diamond Offshore Ltd.	Purchase	124,833	4.208
9/19/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Sale	1,208	4.620
9/19/2022	Black Diamond Arbitrage Offshore Ltd.	Sale	4,839	4.620
9/19/2022	Double Black Diamond Offshore Ltd.	Sale	63,953	4.612
9/20/2022	Double Black Diamond Offshore Ltd.	Sale	50,000	4.709
9/21/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Sale	17	4.484
9/21/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	20	4.110

9/21/2022	Black Diamond Arbitrage Offshore Ltd.	Sale	67	4.484
9/21/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	78	4.110
9/21/2022	Double Black Diamond Offshore Ltd.	Purchase	30,325	4.147
9/21/2022	Double Black Diamond Offshore Ltd.	Sale	20,380	4.482
9/21/2022	Double Black Diamond Offshore Ltd.	Purchase	41	4.110
9/22/2022	Double Black Diamond Offshore Ltd.	Purchase	10,000	4.327
9/23/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	180	4.100
9/23/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	1,428	4.100
9/23/2022	Double Black Diamond Offshore Ltd.	Purchase	8,392	4.100
9/26/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	4,218	3.877
9/26/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	16,908	3.830
9/26/2022	Double Black Diamond Offshore Ltd.	Purchase	43,874	3.790
9/27/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	1,414	3.556
9/27/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	5,603	3.556
9/27/2022	Double Black Diamond Offshore Ltd.	Purchase	8,580	3.549
9/28/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	898	3.519
9/28/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	3,714	3.519
9/28/2022	Double Black Diamond Offshore Ltd.	Purchase	9,791	3.535
9/29/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	2,996	3.302
9/29/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	12,017	3.302
9/29/2022	Double Black Diamond Offshore Ltd.	Purchase	69,987	3.272
9/30/2022	Delaware Domiciled Single Investor Limited Partnership – 101	Purchase	1,213	3.135
9/30/2022	Black Diamond Arbitrage Offshore Ltd.	Purchase	4,854	3.135
9/30/2022	Double Black Diamond Offshore Ltd.	Purchase	3,933	3.135
10/12/2022	Double Black Diamond Offshore Ltd.	Purchase	500	0.400
10/13/2022	Double Black Diamond Offshore Ltd.	Purchase	1,000,000	2.150

The price reported in the last column is an average of the highest and lowest trade price. The reporting person undertakes to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price.